

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2014

<u>Via E-mail</u>
Mr. Michael E. Hicks
Chief Financial Officer
OMNOVA Solutions Inc.
175 Ghent Road
Fairlawn, OH 44333

   Re: OMNOVA Solutions Inc.
     Form 10-K for Fiscal Year Ended November 30, 2013
     Filed January 24, 2014
     Definitive Proxy Statement on Schedule 14A
     Filed February 6, 2014
     File No. 1-15147

Dear Mr. Hicks:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended November 30, 2013</u>

<u>Signatures, page 71</u>

1. Refer to comment 22 in our letter dated March 10, 2011. We note that the Form 10-K for the fiscal year ended November 30, 2013 also is not signed by your controller or principal accounting officer. Any person who occupies more than one position must indicate each capacity in which he or she signs the report. See General Instruction D of Form 10-K. Please comply with our prior comment 22 in your future filings.

Definitive Proxy Statement

Compensation Consultants and Benchmarking, page 31

2. Refer to comment 24 in our letter dated March 10, 2011. We note disclosure in the first paragraph on page 31 regarding the use of a comparator group as a necessary component in evaluating "the reasonableness of certain compensation processes and pay-performance alignment" among other things. However, disclosure of the individual component companies comprising the comparator group is still missing. Please advise or revise your future filings accordingly. See Item 402(b)(2)(xiv) of Regulation S-K.

Assessment of Market Competitiveness, page 31

3. In the third paragraph of your disclosure you state that the total compensation at target remains "somewhat above market for Mr. Hofman and Mr. Austin, driven primarily by the practice of providing each member of the Company's senior Leadership Teach (other than Mr. McMullen) with similar annual and long-term incentive opportunities." As previously requested in comment 23 in our letter dated March 10, 2011, please identify the actual percentile where the compensation for Messrs. Hofman and Austin fell in relation to the targeted benchmark. Based on your disclosure it appears that their respective compensation was above the +10% of the 50th percentile.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825, or, in his absence, Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Sherry Haywood at (202) 551-3345 or Era Anagnosti at (202) 551-3369.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief